

SEC
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Section

SECUR

08026439

SION

Washington, D.C. 20549

FEB 27 2008

Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48054

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Baystate Capital Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___330 Whitney Avenue   Suite 500___
(No. and Street)

___Holyoke,___	___Massachusetts___	___01040___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Atilla Aritan   (413)784-6196
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

___125 High Street___	___Boston___	___MAssachusetts___	___02110___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☑ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 5 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Larry M. Humphrey_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Baystate Capital Services, Inc._____ , as of _____December 31_____ , 20_07____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

NONE

_____

Signature

Treasurer & Director

Title

Notary Public

MY COMMISSION EXPIRES
APRIL 24, 2009

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYSTATE CAPITAL SERVICES, INC.

(A Wholly-owned Subsidiary
of Monarch Life Insurance Company)

FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION

December 31, 2007 and 2006

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
TABLE OF CONTENTS



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder
of Baystate Capital Services, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Baystate Capital Services, Inc. (a wholly-owned subsidiary of Monarch Life Insurance Company) at December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 3 and 6, Baystate Capital Services, Inc. has significant transactions with its parent, Monarch Life Insurance Company. It is possible that the terms of these transactions are not the same as those that would result from transactions amount wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 (Computation of Net Capital Under Rule 15c3-1 at December 31, 2007) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2008

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2007	2006
Assets:		
Cash	$ 11,411	$ 11,411
Total Assets	$ 11,411	$ 11,411
Liabilities and Stockholder's Equity:		
Total Liabilities	$ --	$ --
Stockholder's Equity:		
Common stock, par value $.01 per share 200,000 shares authorized, and 1,000 shares issued and outstanding	10	10
Additional paid-in capital	9,990	9,990
Retained earnings	1,411	1,411
Total Stockholder's Equity	11,411	11,411
Total Liabilities and Stockholder's Equity	$ 11,411	$ 11,411

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues:		
Commissions	$ 12,432	$ 13,687
Other Income	35,000	--
	47,432	13,687
Expenses:		
Commissions	12,432	13,687
	12,432	13,687
Net Income	$ 35,000	$ --

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2006	$ 10	$ 9,990	$ 1,411	$ 11,411
Net Income	--	--	--	--
Balance at December 31, 2006	10	9,990	1,411	11,411
Net Income	--	--	35,000	35,000
Dividend Distribution	--	--	(35,000)	(35,000)
Balance at December 31, 2007	$ 10	$ 9,990	$ 1,411	$ 11,411

The accompanying notes are an integral part of these financial statements.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash Flows From Operating Activities:		
Net Income	$ 35,000	$ --
Net Cash Provided by Operating Activities	35,000	--
Cash Flows From Financing Activities:		
Dividend Distribution	(35,000)	--
Net Cash Provided by Financing Activities	(35,000)	--
Net Increase in Cash	--	--
Cash - Beginning of Period	11,411	11,411
Cash - End of Period	$ 11,411	$ 11,411

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 1-ORGANIZATION

Baystate Capital Services, Inc. (the Company), a wholly-owned subsidiary of Monarch Life Insurance Company (Monarch Life), incorporated November 18, 1994, was capitalized April 14, 1995 and commenced business on June 13, 1995. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company serves as a broker-dealer for Monarch Life in order for Monarch Life to continue to accept premiums on and meet contractual obligations under existing variable life insurance policies and variable annuity contracts previously issued by Monarch Life.

Monarch Life is a wholly-owned subsidiary of Regal Reinsurance Company (Regal Re). On June 9, 1994, the Insurance Commissioner of the Commonwealth of Massachusetts (the Commissioner) was appointed receiver (the Receiver) of Monarch Life in a rehabilitation proceeding pending before the Supreme Judicial Court for Suffolk County, Massachusetts (the Court). A term sheet dated July 19, 1994 (the Term Sheet) among the Commissioner (in her capacity as Commissioner and Receiver) and certain Regal Re shareholders and noteholders and holders of Monarch Life's surplus notes (representing approximately 85% of both the total outstanding Regal Re notes and common stock) (the Holders) was approved by the Court on September 1, 1994. Pursuant to the Term Sheet, the Holders transferred their notes and stock into voting trusts for which the Commissioner is the sole trustee, which effectively vests control of Regal Re and Monarch Life in the Commissioner.

Monarch Life currently limits its business to maintaining its existing blocks of disability income insurance policies, variable life insurance policies, and annuity contracts. Monarch Life ceased issuing new variable life insurance policies and new annuity contracts effective May 1, 1992, and new disability income insurance policies effective June 15, 1993.

NOTE 2-ACCOUNTING POLICIES

The financial statements are presented in conformity with the requirements of the Securities and Exchange Commission pertaining to the Financial and Operational Combined Uniform Single Report (FOCUS). Such presentation is not at variance with accounting principles generally accepted in the United States.

Cash: Cash is comprised of funds on deposit.

Income Taxes: The Company's operations are included in the consolidated life/non-life federal income tax return of Regal Re; however, pursuant to the terms of various agreements between Monarch Life and the Company, all operating expenses, including federal and state income taxes, are treated as a liability of Monarch Life and are paid by Monarch Life.

Recognition of Commission Income and Expense: Commission income and expense are recognized when the sales of financial products are settled. Recognition on a settlement date basis is materially the same as on a trade date basis.

Statement of Changes in Subordinated Liabilities: The financial statements do not include a statement of changes in liabilities subordinated to the claims of general creditors as required under Rule 17a-5 of the Securities Exchange Act of 1934, since no such liabilities existed at December 31, 2007 and 2006, or during the periods then ended.

NOTE 3-COMMISSION INCOME

During 2007 and 2006, the Company earned all of its commissions from Monarch Life.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
NOTES TO FINANCIAL STATEMENTS

NOTE 4-OTHER INCOME

As a result of the July 2007 merger between the National Association of Security Dealers (NASD) and NYSE Regulation to form FINRA, the NASD made a "Special Member Payment" of $35,000 to its members in anticipation of cost savings created by the merger. This amount is recorded as other income.

NOTE 5-NET CAPITAL REQUIREMENTS

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is subject to certain rules regarding minimum net capital and is required to maintain a ratio of "aggregate indebtedness" to "net capital" (as those items are defined) which may not exceed 15 to 1. Minimum Net Capital required equals the greater of 6 2/3% of aggregate indebtedness or $5,000. Aggregate indebtedness, net capital and the resultant ratio for the Company at December 31, 2007 and 2006, were as follows:

	2007	2006
Aggregate indebtedness	$ --	$ --
Net capital	$ 11,411	$ 11,411
Ratio of aggregate indebtedness to net capital	$ --	$ --

The Company's excess of net capital over minimum net capital required at both December 31, 2007 and 2006, based on its aggregate indebtedness, was $6,411.

The operations of the Company do not include the physical handling of securities or the maintenance of customer accounts. Accordingly, the reserve provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 do not apply under the exemptions allowed by paragraphs (d)(1)(I) and (k)(2)(1) of that Rule.

NOTE 6-RELATED PARTY TRANSACTIONS

In accordance with various agreements between Monarch Life and the Company, the Company receives various services from Monarch Life, without charge, including accounting and data processing. All other operating expenses of the Company are also borne by Monarch Life.

On December 7, 2007, the board of directors of the Company voted to approve a dividend of $35,000 to Monarch Life, its parent company. The dividend was paid on December 19, 2007.

BAYSTATE CAPITAL SERVICES, INC.
(A Wholly-owned Subsidiary of Monarch Life Insurance Company)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1   Supplemental Schedule

	December 31, 2007
Total stockholder's equity	$ 11,411
Haircut on nonexempt securities	--
Net capital	$ 11,411
Aggregate indebtedness	$ --
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 5,000
Excess net capital	$ 6,411
Ratio of aggregate indebtedness to net capital	--

The above calculation does not differ from the Company's calculation as reported in Part IIA of the FOCUS report.



PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Stockholder
of Baystate Capital Services, Inc.:

In planning and performing our audit of the financial statements of Baystate Capital Services, Inc. (the "Company"), a wholly owned subsidiary of Monarch Life Insurance Company, as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2008

END